

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

October 27, 2010

<u>Via Facsimile (317) 569-4800 & U.S. Mail</u>
Mr. Clinton Coleman
Bell Industries, Inc.
8888 Keystone Crossing
Suite 1700
Indianapolis, Indiana
46240-7657

> **Re:** **Bell Industries, Inc.**
> **Schedule 13E-3**
> **Filed on October 1, 2010**
> **File No. 5-52973**
>
> **Preliminary Proxy Statement on Schedule 14A**
> **Filed on October 1, 2010**
> **File No. 1-11471**
>
> **Schedule 13D/A filed by Newcastle Partners L.P., Newcastle Capital Group**
> **L.L.C., Newcastle Capital Management L.P., B.I. Holdings L.P., Mr. Mark**
> **Schwartz and Clinton Coleman**
> **Filed on July 27, 2010**
> **File No. . 5-52973**

Dear Mr. Coleman:

   We have reviewed the above filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

   Please respond to this letter by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

   After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Schedule 13E-3

General

1.   Please note that the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 are not available to statements made in connection with a going private transaction. Refer to Exchange Act Section 21E(b)(1)(E) and Question and Answer 117.05 of the Division of Corporation Finance's Compliance and Disclosure Interpretations for Going Private Transactions, Exchange Act Rule 13e-3 and Schedule 13E-3. Please remove the reference to such provisions and revise disclosure in the Schedule 13e-3 to include disclosure stating that the safe harbor provisions do not apply to any forward-looking statements the company makes in connection with the going private transaction. This comment applies to similar disclosure in the proxy statement incorporated by reference. Further, revise the disclosure in the proxy statement to clarify that the safe harbor provisions do not apply to forward-looking statements made in periodic reports incorporated by reference to the proxy statement. Please refrain from referring to such safe harbor provisions in any future filings, press releases or other communications relating to this going private transaction.

2.   Rule 13e-3 requires that each affiliate engaged in a going private transaction file a Schedule 13E-3 and furnish the required disclosures. We note that you have not included Messrs. Schwartz or Coleman as filing persons notwithstanding their status as designees to the Board by Newcastle and role in the management of the company. In addition, and as noted in the Schedule 13D jointly filed by Newcastle Partners L.P., Newcastle Capital Group L.L.C., Newcastle Capital Management L.P., B.I. Holdings L.P., Messrs. Schwartz and Coleman, persons controlling approximately 91% of shares of the company or to which the Amended Convertible Note has been issued are not identified as affiliates engaged in the current going private transaction and have not been included as filing persons. Please revise to add such filing parties or advise us as to why this revision is not required. For guidance, refer to Question 101.02 of the Division of Corporation Finance's Compliance and Disclosure Interpretations of Going Private Transactions, Exchange Act Rule 13e-3, and Schedule 13E-3. We may have further comment.

3.   Please note that each new filing person must individually comply with the filing, dissemination and disclosure requirements of Schedule 13E-3. Therefore, please revise the disclosure to include all of the information required by Schedule 13E-3 and its instructions for any filing persons added in response to the preceding comment. For example, include a statement as to whether each person believes the Rule 13e-3 transaction to be substantively and procedurally fair to unaffiliated security holders and an analysis of the material factors upon which they relied in reaching such a conclusion. Refer to Item 8 of Schedule 13E-3 and Q&A No. 5 of Exchange Act Release No. 17719 (April 13, 1981). In this regard, the reasons for the transaction and the alternatives considered by these affiliates may be different than those of the other filing parties, and this fact should be reflected in the disclosure. Alternatively, and to the extent applicable,

the affiliates may adopt the analysis and conclusions of another filing party on the Schedule 13E-3. In addition, be sure that each new filer signs the Schedule 13E-3.

Preliminary Proxy Statement on Schedule 14A

General

4. Please clearly mark your preliminary proxy statement and form of proxy as "Preliminary Copies." See Rule 14a-6(e)(1).

5. Please revise so that the information required by Items 7, 8, and 9 of Schedule 13E-3 is prominently disclosed in a "Special Factors" section in the front of the proxy statement. See Exchange Act Rule 13e-3(e)(1)(ii).

Questions and Answers Concerning the Reincorporation, page 16

6. Please supplement the summary and Question and Answers section to include a statement disclosing that the reincorporation is the first step in a series of steps that would result in taking the company private. Revise your discussion of the reincorporation and reverse stock split to further emphasize the relationship between approval of the reincorporation and reverse stock split as a precursor to the company being taken private.

Intent to Vote, page 30

7. We note disclosure regarding the directors', executive officers' and Newcastle's intent to vote in favor of the transactions. Please revise the background to describe any discussions related to and/or voting arrangements or agreements negotiated with any shareholders, directors or officers with respect to the reincorporation and reverse split. As noted in our subsequent comment under "Background", include additional disclosure in the proxy regarding such discussions, agreements or arrangements and when they occurred.

Special Factors of the Reverse Split, page 33

Background, page 33

8. Please revise to significantly expand the disclosure of the background of the transaction to describe all discussions, meetings, contacts and reports among the Board and affiliates including, Messrs. Schwartz, Coleman and/or Newcastle affiliates, any legal and/or financial advisors and any other shareholders and/or directors regarding the alternatives considered for the company between 2008 and the September 10, 2010 Board approval of the reverse split.

Reasons for the Reverse Split, page 35

9.   Given that several of the factors you list as contributing to the decision to take the company private appear to have existed for several years, please revise to indicate why you seek to undertake the going private transaction *at this time* as opposed to other times in the company's operating history. *See* Item 1013(c) of Regulation M-A.

10.   You disclose that you have in the past, are currently considering, and may in the future consider strategic transactions with respect to a material portion of the company's business. Revise to explain what such transactions were, are, or may be. To the extent transactions are currently being contemplated, revise to describe the status of any negotiations. If there are no current plans being considered or negotiations with respect to any plans, revise to clarify this fact. Refer generally to Item 6 of Schedule 13e-3 and corresponding Item 1006(c) of Regulation M-A.

11.   In your revised 13E-3 filing, please amend your disclosure and state the effect of the Rule 13e-3 transaction on each affiliate's interest in the net book value and net earnings of the subject company in terms of both dollar amounts and percentages, pursuant to Instruction 3 of Item 1013 of Regulation M-A.

Fairness of the Reverse Split to Unaffiliated Shareholders, page 37

12.   The recommendation and analysis does not appear to address all of the factors described in Instruction 2 to Item 1014, or explain in sufficient detail why such factors were not deemed material or relevant. For example, revise to disclose how current market prices or historical market prices were considered by the Board, if at all, and disclose why the Board decided on an averaging formula for the cash out price versus a fixed amount. See generally Question Nos. 20 and 21 of the Exchange Act Release No. 34-17719 (April 13, 1981). Please note that this comment applies to all filing persons.

Other Matters, page 51

13.   We note that your directors, officers and employees will solicit proxies by telephone, electronically or in person. We remind you that all written soliciting materials, including any scripts to be used in soliciting proxies over the telephone, must be filed under the cover of Schedule 14A. Refer to Rules 14a-6(b) and (c). Please confirm your understanding.

Financial Information, page 52

14.   Please provide complete summarized financial information as required by Instruction 1 to Item 13 of Schedule 13E-3. Refer to telephone interpretation H.7 in the July 2001 supplement to our "Manual of Publicly Available Telephone Interpretations" that is available on the Commission's website at http://www.sec.gov for guidance on complying with a nearly identical instruction in the context of a registered tender offer.

Schedule 13D/A filed July 27, 2010

15.   We refer to disclosure on page 30 of the proxy statement disclosing Newcastle's intent to vote in favor of the transaction. We refer to Rule 13d-2 which requires amendments to the disclosure included in a Schedule 13D upon the occurrence of any material change in the facts set forth therein. Notwithstanding that the filing parties decided to vote in favor of the transaction and given that the transaction is the first in a series of steps that could ultimately result in the company being taken private, it does not appear that an amendment to the Schedule 13D was made. Please advise.

*   *   *   *   *

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to the disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

·   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

·   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

·   the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please direct any questions to me at (202) 551-3757. You may also contact me via facsimile at (202) 772-9203. Please send all correspondence to us at the following ZIP code: 20549-3628.

Sincerely,

Mellissa Campbell Duru
Special Counsel
Office of Mergers & Acquisitions

Cc (via facsimile):   Janelle Blankenship, Esq.
                       Baker & Daniels, LLP